Exhibit 99.2

MEDIA RELEASE

June 21, 2022

Algoma Steel Announces Commencement of US$400 Million Substantial Issuer Bid

SAULT STE. MARIE, Ontario (June 21, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Corporation”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced it is commencing its previously announced substantial issuer bid (the “Offer”) to purchase for cancellation up to US$400 million of its common shares (“Shares”). The Offer will expire at 5:00 p.m. (Eastern Time) on July 27, 2022, unless extended or withdrawn.

The Offer by Algoma is being made by way of a “modified Dutch Auction”, allowing shareholders who choose to participate in the Offer to individually select the price, within a price range of not less than US$8.75 and not more than US$10.25 per Share (in increments of US$0.10 per Share), at which they will tender their Shares to the Offer. Upon expiry of the Offer, Algoma will determine the lowest purchase price (which will not be more than US$10.25 per Share and not less than US$8.75 per Share) that will allow it to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$400 million.

Shareholders who wish to participate in the Offer will be able to do so through: (i) an auction tender, in which they will specify the number of Shares being tendered at a specific price per Share; or (ii) a purchase price tender, in which they will agree to have a specified number of Shares purchased at the purchase price to be determined pursuant to the auction and have their Shares considered as having been tendered at the minimum price of US$8.75 for the purposes of determining the purchase price. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender, understanding that those Shares will be considered to have been tendered at the minimum price of US$8.75 per Share. All Shares tendered at or below the finally determined purchase price will be purchased, subject to proration and “odd lot” priority, at the same purchase price determined pursuant to the terms of the Offer. Shares that are not purchased, including Shares tendered pursuant to auction tenders at prices above the purchase price, will be returned to shareholders.

The Offer is not conditional on receipt of financing or on any minimum number of Shares being tendered to the Offer, but is subject to other conditions, which are described in the offer to purchase. Algoma intends to fund any purchases of Shares pursuant to the Offer from cash on hand.

On June 21, 2022, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal for registered shareholders and related documents, will be filed by Algoma with the United States Securities and Exchange Commission (the “SEC”), and a separate issuer bid circular, letter of transmittal for registered shareholders and related documents will be filed by Algoma with Canadian securities regulatory authorities.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has engaged BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. to act as financial advisors and dealer managers (the “Dealer Managers”) for the Offer and TSX Trust Company to act as depositary (the “Depositary”). Any questions or requests for information regarding the Offer may also be directed to the Dealer Managers or the Depositary.

Algoma has also obtained a liquidity opinion from Cormark Securities Inc. (“Cormark”) to the effect that, based on and subject to the qualifications, assumptions and limitations stated in such opinion, a liquid market for the Shares exists as of June 21, 2022, and that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for the holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of Cormark will be included in the Offer documents, which will be made available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Shares. The solicitation and the Offer will only be made pursuant to the Offer documents filed with securities regulatory authorities, including a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Algoma with the SEC, and a separate issuer bid circular and related documents will be filed by Algoma with the OSC. The Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. The Board of Directors of Algoma has approved the Offer, however, none of Algoma, its Board of Directors, the Dealer Managers, Cormark or the Depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their Shares pursuant to the Offer, whether shareholders should elect an auction tender or a purchase price tender or the purchase price or prices at which shareholders may choose to tender Shares. SHAREHOLDERS ARE STRONGLY URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, OFFER TO PURCHASE, ISSUER BID CIRCULAR, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain free copies of the offer to purchase, issuer bid circular, the letter of transmittal and related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or with Canadian securities regulatory authorities under the Corporation’s profile on SEDAR at www.sedar.com (in each case, when available). Shareholders may also obtain those materials from TSX Trust Company, the depositary for the Offer. Shareholders are urged to read those materials and evaluate carefully all information related to the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares pursuant to the Offer and, if so, how many Shares to deposit and at what price.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include: terms of the Offer, including price range and number of the Shares Algoma may

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

purchase under the Offer; timing for launch and completion of the Offer; and sources and availability of funding for the Offer. Forward-looking statements involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to, the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc furnace steelmaking and the retirement of certain secured long term debt; the risks associated with the steel industry generally; the impact of Share price volatility on the Offer; receipt of regulatory approvals for the Offer documents; satisfaction of conditions associated with the Offer, including the impact of Share price volatility on completing the Offer; risk that the Offer will not be completed on the terms described in this press release (including the price range and number of Shares Algoma may purchase under the Offer) or at all; changes in general economic conditions, including as a result of the COVID-19 pandemic, inflation and the ongoing conflict in Ukraine; and other risks and uncertainties as described in the Annual Report on Form 20-F filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under Algoma’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC. Forward-looking statements speak only as of the date they are made.

Although Algoma believes such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as required by law, Algoma undertakes no obligation to update or revise any forward-looking statements.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

For more information, please contact:

Mike Moraca

Treasurer and Investor Relations Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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